FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Principal Decisions of the 534th Meeting of the Board of Directors, April 12, 2012

2.	Summary of Minutes of the 534th Meeting of the Board of Directors, April 12, 2012

3.	Market Announcement – Study for saving of costs, April 23, 2012

4.	Notice to Stockholders – Dividends and stock dividend, April 23, 2012

5.	Notice to Stockholders – Dividends, capital increase and stock dividend, April 27, 2012

6.	Presentation of First Quarter 2012 Results

7.	Minutes of the Ordinary and Extraordinary General Meetings of Stockholders, April 27, 2012

8.	Earnings Release – First Quarter 2012

9.	Material Announcement – Transfer of transmission company holdings from Cemig to Taesa, May 17, 2012

10.	Material Announcement – CRC Account Settlement Agreement, May 17, 2012

11.	Summary of Principal Decisions of the 535th Meeting of the Board of Directors, May 17, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Officer for Finance and Investor Relations

Date: May 22, 2012

1.   Summary of Principal Decisions of the 534th Meeting of the Board of Directors, April 12, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

Summary of principal decisions

At its 534th meeting, held on April12, 2012, the Board of Directors of Cemig (CompanhiaEnergética de Minas Gerais) decided the following matter:

1.

Signature of amendments to instruments for constitution of commercial operation consortia with OrtengEquipamentos e Sistemas Ltda., SipetParticipações Ltda., Imetame Energia S.A. and Codemig (Minas Gerais Economic Development Company).

2.	Constitutionofconsortiaby Transmissora Aliança de Energia Elétrica S.A. - Taesa.

3.	Contracting of Mandated Bank services for DRs, with a qualified financial institution; signature of Mandate Letter.

4.	Signature of an amendment to a loan agreement with Light S.A. and Lightger S.A.

Av.Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.             Summary of Minutes of the 534th Meeting of the Board of Directors, April 12, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE 534TH MEETING

Date, time and place:	April 12, 2012 at 8.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I

Conflict of interest: The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II	Scrutiny: The Chair reported that the Committees of the Board of Directors had examined matters on the agenda, and recommended their approval.

III	The Board approved the minutes of this meeting.

IV	The Board authorized:

	a)	Signature of the second amendment to Commercial Operation Consortium Agreements 3150021543-5/SF-T-120, 3150021545-1/SF-T-127 and 3150021544-3/POT-T-603, with

– Orteng Equipamentos e Sistemas Ltda.,

– Sipet Participações Ltda.,

– Imetame Energia S.A., and

– the Minas Gerais Economic Development Company (Companhia de Desenvolvimento Econômico Minas Gerais, Codemig),

and to Commercial Operation Consortium Agreements Nº 3150021625-3 / SF-T-114, Nº 3150021626-1 / SF-T-104 and Nº 3150021624-5 / REC-T-163, with Imetame and Codemig, to provide for allowing the Consortium members to open a branch office.

	b)	Signature of the First Amendment to the loan agreement made jointly with Light S.A., as lenders, and LightGer S.A. as borrower, to extend the term of the agreement to June 30, 2012.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)

Opening of administrative tender proceedings, and selection and contracting of a qualified financial institution, for provision of the services of Depositary Bank for the Company’s Depositary Receipts (DRs) in the United States, for sixty months; and signature of a Mandate Letter with the financial institution selected in the terms established in the tender process.

d)

Constitution of a Consortium, and as appropriate a special-purpose company, by Taesa, with CTEEP, for provision of public electricity transmission service, associated with lots A, B, C and D of Aneel Auction 003/2012, in the event that the consortium constituted by them is the winning bidder in that Auction.

V	Debate: Members of the Board, the Chief Officer Luiz Fernando Rolla, and the General Manager Leonardo George de Magalhães spoke on general matters and business of interest to the Company.

The following were present:

Board members:

Djalma Bastos de Morais,
Antônio Adriano Silva,
Arcângelo Eustáquio Torres Queiroz,
Eduardo Borges de Andrade,
Francelino Pereira dos Santos,
Guy Maria Villela Paschoal,
Joaquim Francisco de Castro Neto,
João Camilo Penna,
Maria Estela Kubitschek Lopes,
Paulo Roberto Reckziegel Guedes,
Ricardo Coutinho de Sena,

Saulo Alves Pereira Junior,
Paulo Sérgio Machado Ribeiro,
Adriano Magalhães Chaves,
Bruno Magalhães Menicucci,
Cezar Manoel de Medeiros,
Fernando Henrique Schüffner Neto,
Franklin Moreira Gonçalves,
José Augusto Gomes Campos,
Lauro Sérgio Vasconcelos David,
Marco Antonio Rodrigues da Cunha,
Newton Brandão Ferraz Ramos.

	Chief Officer:	Luiz Fernando Rolla.
	General Manager:	Leonardo George de Magalhães.
	Secretary:	Anamaria Pugedo Frade Barros.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.             Market Announcement – Study for saving of costs, April 23, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Study for saving of costs

Cemig(Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public as follows:

Cemig is carrying out studies to align its operational costs with the criteria used by the Brazilian National Electricity Agency, Aneel, in the context of the third cycle of Tariff Reviews, which indicate opportunities for reduction of costs by as much as R$ 600 million over the next three years.

Cemig will keep its stockholders and the market opportunely and properly informed on the progress of this project.

Belo Horizonte, April 23, 2012.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho   30190-131 Belo Horizonte, MG     Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.             Notice to Stockholders – Dividends and stock dividend, April 23, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64

NOTICE TO STOCKHOLDERS

Dividends and stock dividend

We hereby advise our stockholders that the Board of Directors, at its meeting of March 15, 2012, decided to propose the following to the General Meeting of Stockholders to be held on April 27, 2012:

1.	DIVIDENDS

Under Article 28, sub-clause “b”, §1 of the by-laws, the sum of R$ 1,294,041,000, corresponding to R$ 1.897076838 per share of the present share capital, will be distributed as dividends, arising from the net profit of R$ 2,415,450,000 for the year 2011.

		a.	All stockholders whose names are on the Company’s Nominal Share Registry on the date on which the General Meeting of Stockholders is held will be entitled to this dividend.
The shares will trade ex-dividend on the day immediately following the said date on which the said Meeting is held.

		b.	The payment is conditional upon ratification by the General Meeting of Stockholders to be held on April 27, 2012.

2.	INCREASE OF REGISTERED SHARE CAPITAL, AND STOCK DIVIDEND:

	1.	Approval of increase in the registered Share Capital:

		– from	R$ 3,412,072,910.00	(three billion four hundred twelve million seventy two thousand nine hundred ten Reais)

		to	R$ 4,265,091,140.00	(four billion two hundred sixty five million ninety one thousand one hundred forty Reais)

		with issuance of	170,603,646	(one hundred seventy million, six hundred and three thousand, six hundred forty six)

new shares, each with par value of R$ 5.00 (five Reais),
		of which	74,567,417

(seventy four million five hundred sixty seven thousand four hundred and seventeen) to be nominal common shares, 96,036,229 (ninety six million thirty six thousand two hundred twenty nine) to be nominal preferred shares,

and

through capitalization of
			R$ 853,018,230.00	(eight hundred fifty three million eighteen thousand two hundred thirty Reais),

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	of which	R$ 821,527,465.32	(eight hundred twenty one million five hundred twenty seven thousand four hundred sixty five Reais and thirty two centavos)
from the Retained Earnings Reserve, and

		R$ 31,490,764.68	(thirty one million four hundred ninety thousand seven hundred sixty four Reais and sixty eight centavos)

from incorporation of portions 13 to 16, paid as principal, under Clause 5 of the “CRC Contract” ( the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation Account (“the CRC Account”) )

– with the consequent distribution to stockholders of a stock dividend of

		25.000000073%,	in new shares, of the same type as those held and each with nominal value of R$ 5.00.

1.1.	All stockholders whose names are on the Company’s Nominal Share Registry on the date on which the General Meeting of Stockholders is held will be entitled to this benefit.

The shares will trade “ex-” the right to this stock dividend on the day immediately following the said date on which the said Meeting is held.

1.2.	In accordance with §1 of Article 25 of Brazilian Federal Revenue Service Normative Instruction 25/2001, the unit cost of acquisition attributed to the stock dividend shares is R$ 5.00.

1.3.

In accordance with Normative Instruction 168/91 of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), the amount resulting from the sale, in Reais, of the fractions resulting from calculation of the share bonus will be paid to the holders of those fractions together with the payment of the first installment of the dividend for the business year of 2011.

We reiterate that the payment is conditional upon ratification by the General Meeting of Stockholders, to be held on April 27, 2012.

Shareholders whose shares are not held in custody by the CBLC and whose registration details are not up-to-date should visit any branch of Banco Bradesco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, April 23, 2012.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.             Notice to Stockholders – Dividends, capital increase and stock dividend, April 27, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Dividends, capital increase and stock dividend

We hereby advise stockholders that the Ordinary and Extraordinary General Meetings of Stockholders held on April 27, 2012 decided the following corporate action:

1.	DIVIDENDS

In accordance with sub-item “b” of the sole sub-paragraph of Clause 28 of the by-laws, the Company will paydividends of R$ 1,294,041,000, corresponding to R$ 1.897076838 per share of the share capital before the capital increase reported below, distributed as a result of the net profit of R$ 2,415,450,000 for the year 2011.

Stockholders whose names were on the Company’s Nominal Share Registry on April 27, 2012 have the right to this payment. The shares will trade ex-dividend on and after April 30, 2012.

2.	INCREASE OF REGISTERED SHARE CAPITAL, AND STOCK DIVIDEND

The meeting decided to increase the registered Share Capital of the Company:

	– from	R$ 3,412,072,910.00	(three billion four hundred twelve million seventy two thousand nine hundred ten Reais)
	to	R$ 4,265,091,140.00	(four billion two hundred sixty five million ninety one thousand one hundred forty Reais)
	with issuance of	170,603,646	(one hundred seventy million, six hundred and three thousand, six hundred forty six)
new shares, each with par value of R$ 5.00 (five Reais),
	of which	74,567,417	(seventy four million five hundred sixty seven thousand four hundred and seventeen) are nominal common shares,
	and	96,036,229	(ninety six million thirty six thousand two hundred twenty nine) are nominal preferred shares,

through capitalization of
		R$ 853,018,230.00	(eight hundred fifty three million eighteen thousand two hundred thirty Reais),
	of which	R$ 821,527,465.32	(eight hundred twenty one million five hundred twenty seven thousand four hundred sixty five Reais and thirty two centavos) from the Retained Earnings Reserve, and
		R$ 31,490,764.68	(thirty one million four hundred ninety thousand seven hundred sixty four Reais and sixty eight centavos)

Av. Barbacena 1200    Santo Agostinho   30190-131 Belo Horizonte, MG     Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

from incorporation of portions 13 to 16, paid as principal, under Clause 5 of the “CRC Contract” ( the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation Account (“the CRC Account”) )

– with consequent distribution to stockholders of a stock dividend of

25.000000073%,	in new shares, of the same type as those held and each with nominal value of R$ 5.00.

All stockholders whose names are on the Company’s Nominal Share Registry on April 27, 2012 are entitled to this benefit.

The shares trade “ex-” the right to this stock dividend on and after April 30, 2012.

In accordance with §1 of Article 25 of Brazilian Federal Revenue Service Normative Instruction 25/2001, the unit cost of acquisition attributed to the stock dividend shares is R$ 5.00.

In accordance with Normative Instruction 168/91 of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), the amount resulting from the sale, in Reais, of the fractions resulting from calculation of the share bonus will be paid to the holders of those fractions together with the payment of the first installment of the dividend for the business year of 2011.

We remind stockholders of the importance of keeping their client registry information up-to-date, since proceeds can be paid only to stockholders who have this information up-to-date, or have a current account, at any bank, registered with Bradesco S.A. (the Institution which administers Cemig’s Nominal Share Registry System). Stockholders wishing to make such registry should visit any branch of that bank, carrying their personal identification documents.

Belo Horizonte, April 27, 2012

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho   30190-131 Belo Horizonte, MG     Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.             Presentation of First Quarter 2012 Results

First Quarter 2012 Results

Cemig

(BM&FBovespa: CMIG3, CMIG4; NYSE: CIG, CIG.C; Latibex:XCMIG)

announces its

TIMETABLE for publication of 1Q 2012 Results:

1 – Publication

May14, 2012 – before markets open in São Paulo and New York

The information will be available on our website:  http://ri.cemig.com.br

2 – Video webcast and Conference call

May 14, 2012, at 11:00a.m. (Brasília time)

Transmission of the results with simultaneous translation into English by video webcast at:

http://ri.cemig.com.br

or

byconference call at:

55(11) 4688-6341

Password: CEMIG

3 – Video Webcast Playback:	Site: http://ri.cemig.com.br

Available for 90 days	Click on the banner and download

4 – Conference call playback:	Phone: (55 11) 4688-6312

Available May 14-20	Passwords: 9458274#(English)

2353600#(Portuguese)

For any questions please call +55 31 3506-5024. Thank you.

Av.Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

7.   Minutes of the Ordinary and Extraordinary General Meetings of Stockholders, April 27, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

HELD, CONCURRENTLY, ON

APRIL 27, 2012

At 10.30 a.m. on April 27, 2012, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Ordinary and Extraordinary General Meetings at its head office, on first convocation, at Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder The State of Minas Gerais was represented by Ms. Paula Souza Carmo de Miranda, in accordance with the legislation.

The following were also present:
the member of the Audit Board	Mr. Vicente de Paulo Barros Pegoraro;
for KPMG Auditores Independentes,	Mr. Marco Túlio Fernandes Ferreira, CRCMG-058176/O-0 and
Mr. Anderson Linhares de Oliveira, CRCMG-086685/O-8;
and the Chief Officer	Mr. Luiz Fernando Rolla.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for both the Ordinary and the Extraordinary General Meetings of Stockholders. She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s by-laws. Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Ary Ferreira Filho to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chairman then declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, and asked me to read the convocation notice, published in the newspapers Minas Gerais, the official publication of the Powers of the State, and in the newspaper O Tempo, on March 28, 29 and 30 of this year, the content of which is as follows:

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64 - NIRE 31300040127

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Ordinary and an Extraordinary General Meeting of Stockholders, to be held, concurrently, on April 27, 2012 at 10.30 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1      Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2011, and the respective complementary documents.

2      Allocation of the net profit for the year 2011, in the amount of R$ 2,415,450,000, and the balance of Retained Earnings, in the amount of R$ 128,979,000, arising from realization of the Reserve for Adjustments to Stockholders’ Equity in accordance with Article 192 of Law 6404/1976, as amended.

3      Decision on the form and date of payment of the obligatory dividend and complementary dividends, in the amount of R$ 1,294,041,000.

4      Authorization, verification and approval of an increase in the registered Share Capital:

from	R$	3,412,072,910.00	to	R$ 4,265,091,140.00,
with issuance of		70,603,646		new shares
through capitalization of	R$	853,018,230.00 ,
of which	R$	821,527,465.32	from the Retained Earnings Reserve, and
	R$	31,490,764.68	from incorporation of installments 13 to 16 of the principal under Clause 5 of the Contract for Assignment of the Outstanding Balance on the Results Compensation (CRC) Account;
– a stock dividend of	25%,	in new shares,	being distributed, consequently, to stockholders, of the same type as those held and each with nominal value of R$ 5.00.

5      Authorization, in relation to the stock dividend of 25% in new shares with nominal value of R$ 5.00 of the same type as those held, to be paid to holders of the shares comprising the Share Capital of R$ 3,412,072,910.00 whose names are in the company’s Nominal Share Registry on the date of this General Meeting of Stockholders, for the Executive Board:

–      to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

–      to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

–      to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, jointly with the first installment of the dividends for the year 2011.

6      Consequent redrafting of the Head paragraph of Clause 4 of the by-laws, as a result of the said increase in the registered Share Capital.

7      Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office; and setting of their remuneration.

8      Election of the sitting and substitute members of the Board of Directors, due to the ending of their period of office.

9      Setting of the remuneration of the Company’s Managers.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10	Orientation of the vote of the Company’s representative in the Ordinary General Meeting of Stockholders of Cemig Distribuição S.A. (“Cemig D”), also to be held by April 30, 2012, as to:

	a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2011, and the respective complementary documents.

	b)	Allocation of the net profit for 2011, in the amount of R$ 719,971,000.

	c)	Decision on the form and date of payment of the dividends and Interest on Equity, in the amount of R$ 683,972,000.

d)

Election of the sitting and substitute members of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig, as a result of the termination of the Board members’ period of office.

	e)	Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

11	Orientation of the vote of the Company’s representative in the Ordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. (“Cemig GT”), also to be held by April 30, 2012, as to:

	a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2011, and the respective complementary documents.

	b)	Allocation of the net profit for the year 2011, in the amount of R$ 1,269,012,000, and of the balance in the Retained Earnings account, in the amount of R$ 109,184,000.

	c)	Decision on the form and date of payment of the dividends and Interest on Equity, in the amount of R$ 1,314,745,000.

c)

Election of the sitting and substitute members of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig, as a result of the termination of the Board members’ period of office.

	e)	Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meetings of Stockholders should obey the terms of Article 126 of Law 6406/1976, as amended, and of the sole sub-paragraph of Clause 9 of the Company’s by-laws, depositing, preferably by April 25, 2012, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 1200, 19th floor, B1 Wing, Belo Horizonte, MG, Brazil.

Belo Horizonte, March 15, 2012.

Dorothea Fonseca Furquim Werneck – Chair of the Board of Directors. ”

In accordance with Item 1 of the agenda the Chairman placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2011, and the respective complementary documents, explaining that they have been widely disclosed in the press, since they were placed at the disposal of stockholders by a notice published in Minas Gerais, the official journal of the Powers of the State, and in the newspaper O Tempo on March 28, 29 and 30, and also published in those same newspapers on April 12 of this year.

The Chairman then put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2011, and the respective complementary documents, and they were approved, with the persons legally impeded abstaining.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Proposal by the Board of Directors

The Chairman then requested the Secretary to read the Proposal by the Board of Directors, which deals with items 2 to 6, 10 and 11 of the convocation, and also the Opinion of the Audit Board thereon, the contents of which documents are as follows:

“   PROPOSAL

BY THE  BOARD OF DIRECTORS TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, BY APRIL 30, 2012

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

– whereas:

a)               with regard to

–      Article 192 of Law 6404 of December 15, 1976, as amended,

–      Clauses 27 to 31 of the by-laws,

–      the Financial Statements for 2011, with net profit of R$ 2,315,450,000, and

–      the balance of retained earnings of R$ 128,979, arising from realization of the Reserve for Adjustments to Stockholders’ Equity,

the Board of Directors is required to make a proposal to the Ordinary General Meeting of Stockholders for allocation of the Company’s profit;

b)              Clause 5 (Incorporation to the Registered Capital) of the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation Account (“the CRC Account”), signed on May 31, 1995, between the state of Minas Gerais and Cemig (“the CRC Contract”), determines that the amounts in fact paid by the State of Minas Gerais as principal shall be incorporated into the Company’s Registered Capital as “Donations and Subventions for Investments;

c)               the payments made by the State of Minas Gerais in relation to installments 13 to 16 of amortization of the principal, adjusted in accordance with the Fifth Amendment to the CRC Agreement, total R$ 31,491,000;

d)              Article 199 of Law 6404 of December 15, 1976, as amended, states that the balance of profit reserves cannot exceed the registered share capital, and under Article 169 of that Law the registered share capital of the Company may be altered by capitalization of reserves;

e)               on December 31, 2011, the amount of Cemig’s accumulated Profit Reserve was R$ 3,206,555,000, after deduction of the amounts allocated to pay the obligatory dividends and extraordinary dividends for 2011, and this amount is close to the amount of the registered Share Capital, of R$ 3,412,072,910 (three billion, four hundred twelve million, seventy two thousand, nine hundred and ten Reais);

f)                Cemig Geração e Transmissão S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”) are wholly-owned subsidiaries of Cemig and will hold their Annual General Meetings by April 30, 2012; and

g)               Clause 21, §4, sub-clause “g” of Cemig’s by-laws states:

“Clause 12…

§4    The following decisions shall require a vote by the Executive Board: ...

g)               approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these by-laws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implement Plan”;

– now proposes to you as follows:

I)                that the net profit for 2011 and the balance of retained earnings, in the amounts stated above, should be allocated as follows:

1)              R$ 109,210,000, or 4.52% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 28 of the by-laws, but such allocation being limited to the maximum percentage of 20.00% of the balance of the registered Share Capital, as per Article 193 of Law 6404/1976.

2)              R$ 1,294,041,000, as dividends, to those stockholders whose names are on the company’s Nominal Share Register on April 27, 2012, as follows:

a)               R$ 1,207,725,000 as obligatory dividends, corresponding to 50% of the net profit, in accordance with sub-clause “b” of the sole sub-paragraph of Clause 28 of the by-laws and the applicable legislation.

b)              R$ 86,316,000 as complementary dividends in a percentage above the minimum obligatory dividend.

3)              R$ 1,141,178,000 to be held in Stockholders’ equity in the Reserve under the by-laws account provided for by sub-clause “c” of the sole sub-paragraph of Clause 28 and by Clause 30 of the by-laws.

– the payments of dividends to be made in two installments, by June 30 and December 30, 2012; and that these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 summarizes the calculation of the dividends proposed by Management, in accordance with the by-laws.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

II)            Authorization, verification and approval of increase in the registered Share Capital:

–	from	R$ 3,412,072,910.00	(three billion four hundred twelve million seventy two thousand nine hundred ten Reais)
	to	R$ 4,265,091,140.00	(four billion two hundred sixty five million ninety one thousand one hundred forty Reais)
	with issuance of	170,603,646	(one hundred seventy million, six hundred and three thousand, six hundred forty six)
			new shares, each with par value of R$ 5.00 (five Reais),
	of which	74,567,417	(seventy four million five hundred sixty seven thousand four hundred and seventeen) are nominal common shares,
	and	96,036,229	(ninety six million thirty six thousand two hundred twenty nine) are nominal preferred shares,
	through capitalization of
		R$ 853,018,230.00	(eight hundred fifty three million eighteen thousand two hundred and thirty Reais),
	of which	R$ 821,527,465.32	(eight hundred twenty one million five hundred twenty seven thousand four hundred sixty five Reais and thirty two centavos) from the Retained Earnings Reserve, and
		R$ 31,490,764.68

(thirty one million four hundred ninety thousand seven hundred and sixty four Reais and sixty eight centavos) from incorporation of portions 13 to 16, paid as principal, under Clause 5 of the CRC Agreement

–	a stock dividend of	25%,	in new shares, being distributed, consequently, to stockholders, of the same type as those held and each with nominal value of R$ 5.00.

III)        Consequent redrafting of the head paragraph of Clause 4 of the by-laws, to the following:

“Clause 4	The company’s Share Capital is R$ 4,265,091,140.00 (four billion two hundred sixty five million ninety one thousand one hundred and forty Reais), represented by:
	a)	372,837,085 (three hundred seventy two million eight hundred thirty seven thousand and eighty five) nominal common shares each with par value of R$ 5.00;
	b)	480,181,143 (four hundred eighty million one hundred eighty one thousand one hundred and forty three) nominal preferred shares each with nominal value of R$ 5.00.”

IV)        Authorization for the Executive Board to take the following measures in relation to the stock dividend:

a)   to attribute a stock dividend of 25 per cent, in new shares, of the same type as those held and with nominal value of R$ 5 (five Reais), to holders of the shares making up the capital of R$ 3,412,072,910.00, whose names are in the company’s nominal share registry on the date of the General Meeting of Stockholders that decides on this proposal;

b)   to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

c)   to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

d)   to pay to the stockholders, proportionately, the result of the sum of the remaining fractions jointly with the first installment of the dividends for the year 2011.

V)    That the representative of Cemig in the Ordinary General Meetings of Stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., also to be held by April 30, 2012, should vote in favor of the matters on the agenda, that is to say the following:

Cemig D:

a)   Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2011, and the respective complementary documents.

b)   Proposal for allocation of the net profit for 2011, in the amount of R$ 719,971,000.

c)   Decision on the form and date of payment of the dividends and Interest on Equity, in the amount of R$ 683,972,000.

d)   Election of sitting and substitute members of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig.

e)   Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

Cemig GT:

a)   Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2011, and the respective complementary documents.

b)   Allocation of the net profit for the year 2011, in the amount of R$ 1,269,012,000, and of the balance in the Retained Earnings account, in the amount of R$ 109,184,000.

c)   Decision on the form and date of payment of the dividends and Interest on Equity, in the amount of R$ 1,314,745,000.

d)   Election of sitting and substitute members of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig.

e)   Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 15, 2012.

Dorothea Fonseca Furquim Werneck – Chair	Guy Maria Villela Paschoal – Member
Djalma Bastos de Morais – Vice-Chairman	João Camilo Penna – Member
Antônio Adriano Silva – Member	Joaquim Francisco de Castro Neto – Member
Arcângelo Eustáquio Torres Queiroz – Member	Paulo Roberto Reckziegel Guedes – Member
Eduardo Borges de Andrade – Member	Saulo Alves Pereira Junior – Member
Francelino Pereira dos Santos – Member	Fernando Henrique Schüffner Neto – Member.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

APPENDIX I

TO THE PROPOSAL FOR ALLOCATION OF THE NET PROFIT FOR 2011

MADE BY THE

BOARD OF DIRECTORS

TO THE

ANNUAL GENERAL MEETING TO BE HELD BY APRIL 30, 2012

CALCULATION OF PROPOSED DIVIDENDS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	December 31, 2011 R$ ‘000
Calculation of the Minimum Dividends required by the by-laws for the preferred shares
Nominal value of the preferred shares	1,920,724
Percentage applied to the nominal value of the preferred shares	10.00%
Amount of the dividends by the first payment criterion	192,072

Stockholders’ equity	11,744,948
Preferred shares as a percentage of Stockholders’ equity (net of shares held in Treasury)	56.27%
Portion of Stockholders’ equity represented by the preferred shares	6,608,882
Percentage applied to the portion of Stockholders’ equity represented by the preferred shares	3.00%
Amount of the dividends by the second payment criterion	198,266

Minimum obligatory dividends required by the by-laws for the Preferred Shares	198,266

Calculation of the Obligatory Dividend
Net profit for the year	2,415,450
Obligatory dividend – 50.00% of net profit	1,207,725

Net dividends proposed:	1,294,041

Total of the dividend for the preferred shares	728,157
Total of the dividend for the common shares	565,884

Dividend per share, R$
Minimum Dividends required by the by-laws for the preferred shares	0.29
Obligatory Dividend	1.77
Dividends proposed	1.90	”

“   OPINION

OF THE

AUDIT BOARD

The members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, undersigned, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on April 29, 2012, as follows:

I)                Allocation of the net profit for the year 2011, in the amount of R$ 2,415,450,000, and of the balance of Retained Earnings, in the amount of R$ 128,979,000, arising from realization of the Reserve for Adjustments to Stockholders’ Equity, as follows:

1)              R$ 109,210,000, or 4.52% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 28 of the by-laws, but such allocation being limited to the maximum percentage of 20.00% of the balance of the registered Share Capital, as per Article 193 of Law 6404/1976.

2)              R$ 1,294,041,000, as dividends, to those stockholders whose names are on the company’s Nominal Share Register on April 27, 2012, as follows:

a)               R$ 1,207,725,000 as obligatory dividends, corresponding to 50% of the net profit, in accordance with sub-clause “b” of the sole sub-paragraph of Clause 28 of the by-laws and the applicable legislation.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)              R$ 86,316,000 as complementary dividends in a percentage above the minimum obligatory dividend.

3)              R$ 1,141,178,000 to be held in Stockholders’ equity in the Reserve under the by-laws account provided for by sub-clause “c” of the sole sub-paragraph of Clause 28 and by Clause 30 of the by-laws.

– the payments of dividends to be made in two installments, by June 30 and December 30, 2012, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

II)            Authorization, verification and approval of an increase in the registered Share Capital

–	from	R$ 3,412,072,910.00	(three billion four hundred twelve million seventy two thousand nine hundred ten Reais)
	to	R$ 4,265,091,140.00	(four billion two hundred sixty five million ninety one thousand one hundred forty Reais)
	with issuance of	170,603,646	(one hundred seventy million, six hundred and three thousand, six hundred forty six)
new shares, each with par value of R$ 5.00 (five Reais),
	of which	74,567,417	(seventy four million five hundred sixty seven thousand four hundred and seventeen) are nominal common shares,
	and		96,036,229 (ninety six million thirty six thousand two hundred twenty nine) are nominal preferred shares, through capitalization of
		R$ 853,018,230.00	(eight hundred fifty three million eighteen thousand two hundred and thirty Reais),
	of which	R$ 821,527,465.32	(eight hundred twenty one million five hundred twenty seven thousand four hundred sixty five Reais and thirty two centavos)
from the Retained Earnings Reserve, and
		R$ 31,490,764.68	(thirty one million four hundred ninety thousand seven hundred and sixty four Reais and sixty eight centavos)
from incorporation of portions 13 to 16, paid as principal, under Clause 5 of the CRC Agreement

–	a stock dividend of	25%,	in new shares, being distributed, consequently, to stockholders, of the same type as those held and each with nominal value of R$ 5.00.

III)        Consequent redrafting of the head paragraph of Clause 4 of the by-laws, to the following:

“Clause 4    The company’s Share Capital is R$ 4,265,091,140.00 (four billion two hundred sixty five million ninety one thousand one hundred forty Reais), represented by:

a)     372,837,085 (three hundred seventy two million eight hundred thirty seven thousand eighty five) nominal common shares each with par value of R$ 5.00;

b)     480,181,143 (four hundred eighty million one hundred eighty one thousand one hundred forty three) nominal preferred shares each with nominal value of R$ 5.00.”

IV)   Authorization for the Executive Board to take the following measures in relation to the stock dividend:

a)   to attribute a stock dividend of 25 per cent, in new shares, of the same type as those held and with nominal value of R$ 5 (five Reais), to holders of the shares making up the capital of R$ 3,412,072,910.00, whose names are in the company’s nominal share registry on the date of the General Meeting of Stockholders that decides on this proposal;

b)   to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

c)   to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

d)   to pay to the stockholders, proportionately, the result of the sum of the remaining fractions jointly with the first installment of the dividends for the year 2011.

After carefully analyzing the proposals referred to, and considering, further, that the legal rules applicable to the matters have been complied with, the opinion of the members of the Audit Board is in favor of their approval by those Meetings.

Belo Horizonte, March 15, 2012.

(Signed by:)	Thales de Souza Ramos Filho
Aristóteles Luiz Menezes Vasconcellos Drummond	Vicente de Paulo Barros Pegoraro
Luiz Guaritá Neto	Rafael Cardoso Cordeiro ”

The Chairman placed the proposal of the Board of Directors relating to items 2, 6, 10 and 11 of the Convocation in debate. It was then put to a vote, and approved by majority.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Election of board members

The Chairman then informed the meeting that the period of office of the members of the Board of Directors ended on today’s date, and that a new election should thus be held for that Board, with a period of office of 2 (two) years, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2014 in accordance with the head paragraph of Clause 12 of the by-laws.

The Chairman stated that adoption of the Multiple Vote had been requested by the stockholder AGC Energia S.A., as per a letter in the Company’s possession, and that the votes of 19,142,156 will be necessary for the election of each member of the Board of Directors.

Finally, the Chairman pointed out that it will be necessary first, in view of Clause 12 of the by-laws, to proceed to election of the sitting member and his respective substitute member put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

Asking for the floor, as owner of preferred shares, the representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ proposed the following stockholders to be members of the Board of Directors:

Sitting members:

Guy Maria Villela Paschoal

– Brazilian, widower, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06.and as his substitute member:

Mirian Cleusa Fochi

– Brazilian, single, bank employee, resident and domiciled in Brasília, Federal District, at SHIN QL 14, Group 07, Casa 10, Lago Norte, CEP 71530-075, bearer of Identity Card 1015585134, issued by the Public Safety Department of the State of Rio Grande do Sul, and CPF 393183970-20.

Then, as holders of preferred shares, the stockholders represented by Mr. Bruno Robert put forward the following nominations for election to the Board of Directors:

Sitting member:

Guy Maria Villela Paschoal

– Brazilian, widower, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06.

and, as his substitute member,
Christiano Miguel Moysés

– Brazilian, married, accountant, resident and domiciled in Belo Horizonte, Minas Gerais, at Av. Getúlio Vargas, 874/706, Funcionários, CEP 30112-020, bearer of Identity Card M-2275197, issued by the Public Safety Department of the State of Minas Gerais, and CPF 857916016-20.

The Chairman submitted the above-mentioned nominations to debate, and, subsequently, to votes – separately, with only holders of preferred shares participating – and the nominations put forward by the stockholders represented by Mr. Bruno Robert were approved by majority of votes.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Asking for the floor, the representatives of the stockholder AGC Energia S.A. then proposed the following stockholders to be members of the Board of Directors:

Sitting members:

Eduardo Borges de Andrade

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Alameda das Falcatas 879, São Luiz, CEP 31275-070, bearer of Identity Card M-925419, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000309886-91;

Otávio Marques de Azevedo

– Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, at Rua Afonso Braz, 115/91, Vila Nova Conceição, CEP 04511-010, bearer of Identity Card MG-479057, issued by the Public Safety Department of the State of Minas Gerais, and CPF 129364566-49;

Paulo Roberto Reckziegel Guedes

– Brazilian, married, engineer, resident and domiciled in Nova Lima Minas Gerais, at Alameda do Morro 85/1600, Edifício Artemis, Vila da Serra, CEP 34000-000, bearer of Identity Card MG-13975681, issued by the Public Safety Department of the State of Minas Gerais, and CPF 400540200-34;

Ricardo Coutinho de Sena

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Rio de Janeiro 2299/1801, Lourdes, CEP 30160-042, bearer of Identity Card M-30172, issued by the Public Safety Department of the State of Minas Gerais, and CPF 090927496-72;

Saulo Alves Pereira Junior

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ludgero Dolabela 857/701, Gutierrez, CEP 30430-130, bearer of Identity Card M-5345878, issued by the Public Safety Department of the State of Minas Gerais, and CPF 787495906-00;

– and as their respective substitute members:

Tarcísio Augusto Carneiro

– Brazilian, legally separated, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Alvino de Paula 27, Estoril, CEP 30450-430, bearer of Identity Card M-1076524, issued by the Public Safety Department of the State of Minas Gerais, and CPF 372404636-72;

Paulo Márcio de Oliveira Monteiro

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Matias Cardoso 236/2202, Santo Agostinho, CEP 30170-050, bearer of Identity Card M-739711, issued by the Public Safety Department of the State of Minas Gerais, and CPF 269960226-49;

Bruno Magalhães Menicucci

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Nunes Vieira 86/402, Santo Antônio, CEP 30350-120, bearer of Identity Card M-11890035, issued by the Public Safety Department of the State of Minas Gerais, and CPF 081100286-16;

Newton Brandão Ferraz Ramos

– Brazilian, married, accountant, resident and domiciled in Nova Lima, Minas Gerais, at Rua Mares de Montanha 1245, Vale dos Cristais, CEP 34000-000, bearer of Identity Card MG-4019574, issued by the Public Safety Department of Minas Gerais State and CPF 813975696-20;

José Augusto Gomes Campos

– Brazilian, married, physicist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Santa Catarina 1466/1602, Lourdes, CEP 30170-081, bearer of Identity Card MG-3059793, issued by the Public Safety Department of Minas Gerais State, and CPF 505516396-87.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The representative of the stockholder The State of Minas Gerais then asked for the floor, and proposed the following stockholders as members of the Board of Directors:

Sitting members:

Dorothea Fonseca Furquim Werneck

– Brazilian, legally separated, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Alagoas 601/811, Funcionários, CEP 30130-160, bearer of Identity Card 3758423-2, issued by the Public Safety Department of the State of Rio de Janeiro, and CPF 261863817-49;

Djalma Bastos de Morais

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 1966100268-006633526, issued by the CREA of Rio de January, and CPF 006633526-49;

Antônio Adriano Silva

– Brazilian, married, company manager, resident and domiciled in São Paulo, São Paulo State, at Avenida Paulista 1754, 1º andar, Bela Vista, CEP 01310-920, bearer of Identity Card MG-1411903, issued by the Public Safety Department of the State of Minas Gerais, and CPF 056346956-00;

Arcângelo Eustáquio Torres Queiroz

– Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the state of Minas Gerais, and CPF 539109746-00,

Francelino Pereira dos Santos

– Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000115841-49;

João Camilo Penna

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card M-246968, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000976836-04;

Joaquim Francisco de Castro Neto

– Brazilian, married, company manager, resident and domiciled in São Paulo, São Paulo State, at Rua Oscar Freire 74/11, Cerqueira Cesar, CEP 01426-000, bearer of Identity Card nº 3343795-6, issued by the Public Safety Department of the State of São Paulo, and CPF 026491797-91;

Maria Estela Kubitschek Lopes

– Brazilian, married, architect, resident and domiciled in Rio de January, Rio de Janeiro State, at Rua Alberto de Campos 237/101, Ipanema, CEP 22411-030, bearer of Identity Card 45280-D, issued by the CREA of Rio de Janeiro, and CPF 092504987-56;

– and as their respective substitute members:

Paulo Sérgio Machado Ribeiro

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Piauí, 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card nº 34133/D, issued by the CREA of Minas Gerais, and CPF 428576006-15;

Lauro Sérgio Vasconcelos David

– Brazilian, legally separated, company manager, resident and domiciled in São Paulo, São Paulo State, at Rua Pedroso Alvarenga 543/122, Itaim Bibi, CEP 04531-011, bearer of Identity Card M-3373627, issued by the Public Safety Department of the state of Minas Gerais, and CPF 603695316-04.

Marco Antonio Rodrigues da Cunha

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 292581976-15;

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Franklin Moreira Gonçalves

– Brazilian, married, data processing technologist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card M-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Leonardo Maurício Colombini Lima

– Brazilian, married, accountant, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Cônego Rocha Franco 325/401, Gutierrez, CEP 30441-045, bearer of Identity Card 705600, issued by the Public Safety Department of the State of Goiás, and CPF 065276716-87;

Guilherme Horta Gonçalves Júnior

– Brazilian, legally separated, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Sergipe 1348/1801, Funcionários, CEP 30130-171, bearer of Identity Card 1622046, issued by the Public Safety Department of the State of Distrito Federal and CPF 266078757-34;

Adriano Magalhães Chaves

– Brazilian, single, electrical engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua São Mateus 244, Brasil Industrial, CEP 30626-260, bearer of Identity Card 19908712, issued by the Public Safety Department of the state of Minas Gerais, and CPF 086051928-79;

Fernando Henrique Schüffner Neto

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395, Apt. 700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632, issued by the Public Safety Department of the State of Minas Gerais, and CPF 320008396-49.

The proposals for election made by the representatives of the stockholder AGC Energia S.A. and the representatives of the stockholder The State of Minas Gerais were put to debate, and, subsequently, to the vote, and were approved by majority of votes.

The representative of the stockholder AGC Energia S.A. voted for the board members that he had proposed, and the representative of the stockholder The State of Minas Gerais and the stockholders represented by Mr. Bruno Robert voted for the board members proposed by the representative of the majority stockholder.

The board members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman further stated that, as a result of the change in the composition of the Board of Directors of Cemig and according to Clause 11, § 1º, of the Company’s by-laws, and Clause 8, §1 of the by-laws of Cemig D and of Cemig GT, there is a need for change of the composition of the Boards of Directors of the wholly-owned subsidiaries Cemig D and Cemig GT, because the structure and composition of the Boards of Directors and Audit Boards of those Companies must be identical to those of Cemig.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Election of the Audit Board

The Chairman then stated that the period of office of the members of the Audit Board ended with this present meeting, and that a new election should thus be held for that Board, with a period of office of 1 (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2013.

The Chairman said that this election would be carried out with separate voting, in the case of candidates indicated by holders of preferred shares and by minority stockholders of common shares.

The Chairman then placed the election of the sitting and substitute members of the Audit Board in debate.

The representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ), also as holder of preferred shares, asked for the floor and, accompanied by the stockholders represented by Mr. Bruno Roberto and Mr. Fábio do Prado Brandão Totti, proposed the following for membership of the Audit Board:

Sitting member:

Vicente de Paulo Barros Pegoraro

– Brazilian, married, lawyer, resident and domiciled in Brasília, Federal District, at Condomínio Mansões Califórnia, Casa 95, Jardim Botânico, CEP 71680-364, bearer of Identity Card 449419, issued by the Public Safety Department of the Federal District, and CPF004826419-91;

– and as his substitute member:
Newton de Moura

– Brazilian, married, bank employee of the Federal Savings Bank, resident and domiciled in Divinópolis, Minas Gerais, at Avenida Sete de Setembro 1064/701, Centro, CEP 35500-011, Bearer of Identity Card M-358258, issued by the Public Safety Department of Minas Gerais State, and CPF 010559846-15.

The Chairman then submitted the above-mentioned nominations to debate, and, subsequently to votes – separately, with only holders of preferred shares participating.

The nominations by the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ were approved by majority.

Asking for the floor, the representative of the stockholder AGC Energia S.A., for the minority common stockholders, proposed, as a sitting member of the Audit Board:

Mr. Helton da Silva Soares

– Brazilian, married, accountant, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Alvarenga Peixoto 832/301, Lourdes, CEP 30180-120, bearer of Identity Card MG-6392717, issued by the Civil Police of the State of Minas Gerais, and of CPF Nº 000185326-08;

– and as his substitute member:

Marina Rosenthal Rocha

– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Alagoas 904/802, Funcionários, CEP 30130-160, bearer of Identity Card M-11781993, issued by the Public Safety Department of the State of Minas Gerais, and CPF 060.101.836-26.

The above nominations were put to debate and then to the vote – separately – and were approved by majority.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Asking for the floor, the representative of the stockholder The State of Minas Gerais, as majority stockholder, put forward the following nominations for members of the Audit Board:

Sitting members:

Aristóteles Luiz Menezes Vasconcellos Drummond

– Brazilian, married, journalist, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Rui Barbosa 460/801, Flamengo, CEP 22250-020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute, and CPF 026939257-20;

Luiz Guaritá Neto

– Brazilian, legally separated, engineer and entrepreneur, resident and domiciled in Uberaba, MG State, at Rua dos Andradas 705/1501, Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M-324134, issued by the Public Safety Department of Minas Gerais State, and CPF 289118816-00;

Thales de Souza Ramos Filho

– Brazilian, married, doctor, resident and domiciled in Juiz de Fora, Minas Gerais, at Rua Severino Meireles 67, Passos, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Safety Department of Minas Gerais State, and CPF 003734436-68;

– and as their respective substitute members:

Marcus Eolo de Lamounier Bicalho

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Adolfo Radice 114, Mangabeiras, CEP 30315-050, bearer of identity card M-1033867, issued by the Public Safety Department of Minas Gerais State, and CPF 001909696-87;

Ari Barcelos da Silva

– Brazilian, married, company manager, resident and domiciled in Rio de Janeiro, RJ, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and of CPF 006124137-72; and

Aliomar Silva Lima

– Brazilian, legally separated, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Aimorés 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of Minas Gerais State, and CPF 131654456-72.

The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and to the vote, and approved by majority.

The members of the Audit Board elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Remuneration of Management

The Chairman then placed in debate the remuneration of the Managers of the Company and of the members of the Company’s Audit Board.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais asked the Chairman to put the following proposal before the stockholders for consideration:

1      Having in mind that the Company now has eleven Chief Officer’s Departments, to specify the Global Annual Allocation for Remuneration of Management and the Audit Board, comprising the Board of Directors, the Executive Board and the Audit Board, at a maximum of R$ 16,400,000.00 (sixteen million four hundred thousand Reais), including health insurance for the Chief Officers, to be contracted at the same level of the Health Plan as is in effect for the Company’s employees; the monthly fees payable to the Chief Executive Officer to be R$ 35,000.00 (thirty five thousand Reais); the monthly fees payable to the other Chief Officers, individually, to be R$ 30,000.00 (thirty thousand Reais); and the amounts at present paid to the other Chief Officers as paid leave, bonuses and other benefits to be increased in the same proportion.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2                 To establish that the monthly remuneration of each one of the members of the Board of Directors – excluding those sitting and substitute members who exercise the position of Chief Officers, and subject to the condition relating to the payment of jeton mentioned in Item 3 below – should be equivalent to 20% (twenty per cent) of that earned, on average, by a Chief Officer of the Company, in other words should be R$ 6,090.91 (six thousand ninety Reais and ninety one centavos).

3                 To establish that the sitting members of the Board of Directors should receive 50% (fifty per cent) of the monthly remuneration stipulated, the rest being divided into jetons paid to the sitting member or to the substitute member who replaces that member during meetings.

In the event of there being more than one meeting in the month, the jeton will be divided proportionately over the number of meetings held, and received by the sitting member or by the substitute member who replaces that member; in the event of there not being a meeting in the month, the sitting member shall receive the total amount of the monthly remuneration; in the event of there being a meeting in the month and neither the sitting member nor his or her substitute member attending, the portion relating to the jeton shall not be payable, and the sitting member shall receive the fixed portion.

4                 To establish that sitting and substitute members of the Board of Directors and the Audit Board who are resident in other municipalities than that of the head office of the Company shall be reimbursed such expenses of travel and accommodation between the municipality where their home is located and that of the Company’s head office as are necessary for their attendance at the meetings or carrying out their functions, and shall also receive, as cost support, the equivalent of 10% (ten per cent) of the total monthly remuneration of the member, for each meeting they attend.

5                 To establish that the fees of the Executive Board and the remuneration of the members of the Board of Directors and of the Audit Board shall be paid on the same dates as the remuneration of the Company’s employees.

6                 To establish that the monthly remuneration of each sitting member of the Audit Board shall be equivalent to 10 (ten per cent) of the average remuneration of a Chief Officer of the Company, that is to say shall be R$ 3,045.45 (three thousand forty five Reais and forty five centavos); and also that the monthly remuneration of each substitute member of the Audit Board shall be equivalent to 80% (eighty per cent) of the monthly remuneration of the Sitting member, that is to say shall be R$ 2,436.36 (two thousand four hundred thirty six Reais and thirty six centavos), in both cases excluding the benefits normally applicable under the Law.

7                 To establish remuneration equivalent to that referred to in Item 2 above, for the substitute members of the Board of Directors who are members of the Board of Directors’ Support Committee – with the exception of those members who exercise the position of Chief Officers, and subject to the criteria mentioned in Item 3 above.

8                 To establish that the substitute members of the Board of Directors who are members of the Board of Directors’ Support Committee – except those board members who hold positions of Chief Officer – should receive only the remuneration relating to Item 7 above, even if they replace sitting members in meetings.

9                 To establish that sitting members of the Board of Directors who are members of the Board of Directors’ Support Committee – excluding those board members who hold positions of Chief Officer – should receive only the remuneration specified in Item 3 above.

The proposal of the representative of the stockholder The State of Minas Gerais was placed in debate, then put to the vote, and unanimously approved.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Publications

The Chairman then informed the meeting that:

The publications effected by Cemig in compliance with Law 6404 of December 15, 1976, as amended, will be made in Minas Gerais, the official publication of the Powers of the State, and also in the newspaper O Tempo, the latter until a choice is made, by the process of tender, of a large-circulation newspaper published in the locality where the Company’s head office is situated, without prejudice to the possibility of publication also in other newspapers.

In this event, Cemig will publish a Notice to Stockholders stating the new newspaper for the publications specified in the above-mentioned Law. The meeting being opened to the floor, the representative of the stockholder The State of Minas Gerais took the floor, and placed on record the importance of compliance with State Decree 45644/2011.

Closing

The meeting remaining open to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.             Earnings Release – First Quarter 2012

Earnings Release: 1Q 2012

—— Cemig invitation

Announcement of first quarter 2012 results

VIDEO WEBCAST AND CONFERENCE CALL

May 14, 2012 (Monday), at 3 PM – Brasília time

The transmission of Cemig’s results will have

simultaneous translation into English and can be seen in real time by

Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

(+55-11) 4688 6341

Password:CEMIG

Playback of Video Webcast:

Website:http://ri.cemig.com.br

Click on the banner and download.

Available for 90 days

Playback of conference call:

Tel.:(11) 4688-6312

Password:

2353600 (Portuguese)

9458274# (English)

Available: May 14 through 20, 2012

For any questions please call +55 31 3506-5024.

—— Cemig’s Executive Investor Relations Team

▪             Chief Finance and Investor Relations Officer

Luiz Fernando Rolla

▪             General Manager, Investor Relations

Antonio Carlos Vélez Braga

▪             Manager, Investor Market

Stefano Dutra Vivenza

—— Cemig: your IR contacts

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.:     +55-31 3506-5024

Fax:     +55-31 3506-5025

—— Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results that are subject to risks and uncertainties that may be known or unknown.There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors.Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions.None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and on the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.

Figures are in R$ ’000, except where stated as “million” or billion”.

—— From the CEO and CFO

Cemig’s CEO, Mr. Djalma Bastos de Morais, makes the following comments: “ The exceptional results that we present for the first quarter of 2012 reflect the success of our Long-term Strategic Plan, and of the strategy that is linked to it. By focusing on the long term, this Plan enables Cemig to present growing results, with a balanced portfolio of businesses, and with low risk. We do not cease to “do our homework”, growing in a balanced fashion across all our sectors, with our focus on operational excellence. The results show that we are on the right path – and in particular that the decisions taken in the last few years are having the effect we intend: constantly adding value to our businesses, and making Cemig a company with continuously increasing strength and solidity, led by efficient corporate management”.

Cemig’s Chief Finance and Investor Relations Officer, Luiz Fernando Rolla, comments as follows: “In this first quarter we have continued to generate consistent, robust cash flow as a result of our operations – and, as intended, add value to our businesses. Our Ebitda in 1Q12 is R$ 1.4 billion, 11% more than in the first quarter of 2011 – benefiting from our policy of maintaining high levels of operational efficiency.This excellence is evidenced by our net income, of R$ 631 million in the first 3 months of this year, 20% more than in 1Q11. We are now operating at a new level of results, which reflects the correctness of our strategy of growing through acquisitions and new projects, within the process of consolidation of the Brazilian electricity sector. Our solid cash position of R$ 2.2 billion provides the basis for execution of our Strategic plan, dividend policy and debt management, and also the execution of planned investments, including those associated with acquisition opportunities. The excellent results we present today show that we continue to add value, both continuously and sustainably, for all our shareholders – and all our other shareholders.

In this release, we summarize the main points of our results for 1Q11. ”

—— Highlights of 1st quarter 2012

–    Cash flow, measured as Ebitda: R$1.4 billionin 1Q12, 11.4% more than in 1Q11.

–    Net profit up 20.0%YoY in 1Q12, at R$ 631 million.

–    1Q12 net revenue overR$ 4 billion – up 15.0%YoY.

–    Total volume sold in 1Q112: 18,619 GWh,2.6% more than in 1Q11.

—— The economic context

Brazil’s strong consumer market, and its industrial sector based strongly on exportation of basic products, have caused the country now to be seen as an economic highlight in the world scenario.In the last four years Brazilian GDP growth has exceeded the world average (with the exception of 2011, when its growth was 2.7%, after the strong expansion of 7.5% in 2010).Estimates for the next three years indicate annual Brazilian GDP growth of 5.3%, compared to an expected worldwide growth rate of 3.7%.

Unemployment in Brazil remained low in the first quarter of the year – at 6.2% – compared to most of the world’s mature economies.This figure is strengthened by the fact that Brazil’s economically active population has grown in recent years to a total of more than 24.1 million people.

In spite of its strong economic activity, Brazil’s Expanded Consumer Price Index (Índice de PreçosaoConsumidorAmplo, or IPCA), the Central Bank’s main reference figure for inflation, posted 12-month inflation of 5.24% at the end of the first quarter of 2012.Since 2004, the 12-month inflation rate had been within the targets – of between 2.5% and 6.5% – established for the ends of each year by the National Monetary Council (ConselhoMonetárioNacional, or CMN).

With the low level of unemployment, and inflation under control, the Brazilian worker’s average real income has been growing vigorously, which has made it possible for the lowest income groups to progress upward.The Brazilian worker’s average monthly wage at the end of first quarter 2012 was R$ 1,728.40, an increase of 3.5% at the margin, and

5.6% in relation to the same date a year before.  These facts, together with the strong expansion of total lending in the Brazilian economy – to a total close to 50% of GDP at the end of 2011 – have consolidated the strength of the country’s consumer market.

To support continuing Brazilian economic growth, the federal government has been investing in infrastructure through its Second Accelerated Growth Program (Programa de Aceleração do Crescimento 2,or PAC 2), which is expected to arrange for investment of R$ 1.1 trillion in the energy sector: R$ 461.6 billion by 2014, and R$ 626.9 billion after that date.There are projects in development for 76 new generation plants, to deliver new generation capacity totaling 26,252 MW.A further 21 transmission lines and 19 substations are under construction as part of the Program. The National Electricity Research Company (Empresa de Pesquisa Energética, EPE) expects total electricity consumption in Brazil to grow at an annual rate of 4.5%, to a total of 736,000 GWh in 2021.

Brazilian electricity consumption in the first quarter of 2012 was 111,820 was GWh, 3.9% more than in 1Q11.Consumption increased year-on-year in all the types of user, led by the Commercial category, with an increase of 6.3% YoY.Consumption by industry in 1Q12 was up 2.3% YoY, and residential consumption was up 3.6%.Overall YoY growth of the other consumer categories was 5.8%.Measured year-on-year in the month of March alone, consumption was 6.1% higher than a year before.

—— Appreciation inCemig’s stock prices

Security	Ticker	Currency	Close of 2011	Close of March 2012	Chage %

Cemig PN	CMIG4	R$	33,27	43,61	31,08%

Cemig ON	CMIG3	R$	27,3	37,86	38,68%

ADR PN	CIG	R$	17,79	23,78	33,67%

ADR ON	CIG.C	R$	14,11	20,67	46,49%

Cemig ON (Latibex)	XCMIG	R$	13,33	17,925	34,47%

Ibovespa	Ibovespa	R$	56.754	64.540	13,72%

IEE	IEE	R$	32.415	35.281	8,84%

Source: Economática. Prices adjusted for proceeds, including dividends.

The Bovespa index, the principal Brazilian stock exchange index, recovered significantly in this first quarter, reflecting the reduction in external uncertainties, rising 13.72% over the three months. Cemig’s PN (preferred) and ON (common) shares once again showed an outstanding performance, with rises of 31.1% and 38.7%, respectively, in the quarter – also outperforming the IEE, the index of stocks in the Brazilian electricity sector, which appreciated by 8.84% in the quarter.

—— Volume, revenue, Ebitda, net profit

	1Q12	1Q11	(%)
Electricity sold, GWh	18,619	17,981	3.5
Gross revenue	6,064	5,253	15.4
Net revenue	4,148	3,606	15.0
Ebitda	1,440	1,292	11.4
Net profit	631	526	20.0

—— Adoption of IFRS

The results presented in this release are reported under the new Brazilian accounting practices, resulting from the process of harmonization of Brazilian accounting rules with International Financial Reporting Standards (IFRS).

—— PROFIT AND LOSS ACCOUNT

	Consolidated
	Dec. 31, 2012	Dec. 31, 2011
REVENUES	4,148,395	3,605,609

OPERATIONAL COSTS
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(1,147,089)	(1,075,760)
Charges for the use of the basic transmission grid	(241,458)	(189,614)
Gas purchased for resale	(100,444)	(62,366)
	(1,488,991)	(1,327,740)
COST OF OPERATION
Personnel and managers	(239,363)	(190,482)
Material	(10,124)	(5,962)
Outsourced services	(170,683)	(123,066)
Depreciation and amortization	(218,468)	(215,645)
Operational provisions	(41,910)	(31,052)
Royalties for use of water resources	(49,292)	(37,993)
Construction costs	(275,520)	(268,185)
Others	(31,479)	(815)
	(1,036,839)	(873,200)

TOTAL COST	(2,525,830)	(2,200,940)

GROSS PROFIT	1,622,565	1,404,669

OPERATIONAL EXPENSES
Selling expenses	(48,939)	(10,016)
General and administrative expenses	(255,496)	(236,167)
Other operational expenses	(114,797)	(99,024)
	(419,232)	(345,207)

Operational profit (loss) before Equity gain (loss), Financial revenue (expenses) and Taxes	1,203,333	1,059,462
Equity gain (loss) on subsidiaries	(802)	-
Financial revenues	226,132	180,523
Financial expenses	(488,212)	(463,342)

Profit before taxes	940,451	776,643

Income tax and Social Contribution tax	(383,789)	(231,091)
Deferred income tax and Social Contribution tax	74,726	(19,401)
PROFIT FOR THE PERIOD	631,388	526,151

-------- FINANCIAL STATEMENTS SEPARATED BY COMPANY

FINANCIAL STATEMENTS SEPARATED BY COMPANY, AT MARCH 31, 2012
Item	Holding company	CEMIG - GT	CEMIG-D	LIGHT	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	Others	Eliminations / transfers	TOTAL

ASSETS	15,094,587	15,808,817	11,047,310	2,866,875	1,343,018	840,161	424,311	185,894	152,589	1,468,231	(11,379,162)	37,852,630
Cash and cash equivalents	82,980	1,135,328	559,457	172,702	18,849	52,769	52,121	3,738	8,027	148,773	-	2,234,744
Accounts receivable	-	698,700	1,911,213	459,561	37,841	147,162	-	6,411	3,781	138,475	(157,396)	3,245,748
Securities – cash investments	331,862	569,076	19,192	1,906	-	-	36,470	3,531	7,089	42,519	-	1011,645
Taxes	528,569	795,177	1,285,614	281,990	25,747	73,126	33,788	14,794	79	79,898	-	3,118,782
Other assets	1,555,146	333,076	1,338,116	156,667	54,448	31,094	36,927	4,361	383	76,981	502,508	4,089,707
Investments / Fixed / Intangible / Financial Assets of Concession	12,596,030	12,277,460	5,933,718	1,794,047	1,206,133	536,010	265,005	153,059	133,230	981,586	(11,724,274)	24,152,004
LIABILITIES	15,094,587	15,808,817	11,047,310	2,866,873	1,343,018	840,161	424,311	185,894	152,589	1,468,232	(11,379,162)	37,852,630
Suppliers and supplies	8,202	150,715	697,338	186,104	8,233	42,667	9,258	278	1,055	53,360	(60,555)	1,096,655
Loans, financings and debentures	1,060,183	7,990,109	3,594,234	1,070,992	389,759	124,407	100,343	-	-	344,262	746,899	15,421,188
Interest on Equity, and dividends	1,233,404	(3)	109,215	19,144	38,113	22,359	7,225	-	-	11,936	(207,988)	1,233,405
Post-retirement obligations	101,246	440,495	1,399,280	284,496	-	-	-	-	-	69,976	-	2,295,493
Taxes	20,715	1,197,204	1,416,591	149,357	119,278	27,230	11,967	52,222	1,484	59,944	-	3,055,992
Other liabilities	296,613	589,200	1,020,992	280,673	35,260	166,770	11,448	2,830	2,221	100,192	(130,527)	2,375,674
Stockholders’ equity	12,374,224	5,441,097	2,809,660	876,107	752,374	456,728	284,069	130,564	147,829	828,562	(11,726,991)	12,374,223

PROFIT AND LOSS ACCOUNT
Net operational revenue	80	1,205,014	2,115,386	496,325	82,248	128,836	32,269	13,866	10,031	184,466	(120,126)	4,148,395
Operational costs and expenses	(33,788)	(507,214)	(1,823,490)	(407,597)	(11,973)	(110,632)	(27,151)	(3,422)	(4,144)	(117,801)	102,150	(2,945,062)
Electricity bought for resale	-	(111,814)	(789,410)	(240,081)	-	-	-	(2)	(156)	(59,964)	54,338	(1,147,089)
Charges for the use of the basic transmission grid	-	(64,266)	(198,991)	(32,937)	-	-	-	-	(720)	(8,335)	63,791	(241,458)
Gas purchased for resale	-	-	-	-	-	(100,444)	-	-	-	-	-	(100,444)
Construction costs	-	(25,001)	(200,955)	(35,824)	(4,491)	-	-	-	-	(9,249)	-	(275,520)
Personnel	(11,494)	(81,199)	(205,715)	(18,880)	(2,754)	(4,464)	(8,788)	(401)	(487)	(7,483)	-	(341,665)
Employee profit shares	(4,199)	(13,897)	(37,155)	-	-	-	(30)	-	-	(607)	-	(55,888)
Post-retirement obligations	(2,528)	(7,498)	(23,472)	-	-	-	-	-	-	-	-	(33,498)
Material	(21)	(3,292)	(10,188)	(1,013)	210	(252)	(29)	(61)	(87)	(479)	-	(15,212)
Outsourced services	(3,084)	(38,168)	(162,619)	(24,809)	(3,646)	(1,672)	(5,824)	(520)	(980)	(13,057)	1,273	(253,106)
Royalties for use of water resources	-	(47,329)	-	-	-	-	-	(662)	(269)	(1,032)	-	(49,292)
Depreciation and amortization	(87)	(89,230)	(86,387)	(23,482)	(354)	(4,236)	(8,106)	(1,362)	(1,052)	(8,920)	(14,335)	(237,551)
Operational provisions	(7,019)	(4,989)	(58,101)	(22,683)	-	929	(10)	(135)	-	(5,387)	-	(97,395)
Other expenses, net	(5,356)	(20,531)	(50,497)	(7,888)	(938)	(493)	(4,364)	(279)	(393)	(3,288)	(2,917)	(96,944)
Operational profit before Equity gains (losses) and Financial revenue (expenses)	(33,708)	697,800	291,896	88,728	70,275	18,204	5,118	10,444	5,887	66,665	(17,976)	1,203,333
Equity gain (loss) on subsidiaries	688,259	(802)	-	-	-	-	-	-	-	-	(688,259)	(802)
Financial revenue	42,721	53,712	83,575	9,181	1,240	3,859	2,550	362	293	6,567	22,072	226,132
Financial expenses	(44,250)	(220,026)	(141,374)	(42,537)	(11,132)	(4,695)	(3,010)	(219)	(21)	(13,211)	(7,737)	(488,212)
Profit before income tax and Social Contribution tax	653,022	530,684	234,097	55,372	60,383	17,368	4,658	10,587	6,159	60,021	(691,900)	940,451
Income tax and Social Contribution tax	-	(181,617)	(145,043)	(19,855)	(10,562)	(5,631)	(2,688)	(3,906)	(378)	(14,109)	-	(383,789)
Deferred income tax and Social Contribution tax	4,462	5,965	64,143	658	918	-	(999)	312	(49)	(684)	-	74,726
Profit (loss) for the period	657.484	355.032	153.197	36.175	50.739	11.737	971	6.993	5.732	45.228	(691.900)	631.388

--------  Profit and loss accounts, by activity

PROFIT AND LOSS ACCOUNTS SEPARATED BY ACTIVITY, MARCH 31, 2012
Item	ELECTRICITY			GAS	TELECOMS	OTHER	Eliminations	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
NET OPERATIONAL REVENUE	1,066,414	333,112	2,684,534	128,836	32,269	34,188	(130,958)	4,148,395

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(114,652)	-	(1,072,986)	-	-	(13,789)	54,338	(1,147,089)
Charges for the use of the basic transmission grid	(68,402)	(53)	(240,030)	-	-	-	67,027	(241,458)
Gas purchased for resale	-	-	-	(100,444)	-	-	-	(100,444)
Total operational costs, electricity and gas	(183,054)	(53)	(1,313,016)	(100,444)	-	(13,789)	121,365	(1,488,991)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(49,971)	(36,908)	(226,787)	(4,464)	(8,788)	(14,747)	-	(341,665)
Employees’ and managers’ profit shares	(8,737)	(5,160)	(37,155)	-	(30)	(4,806)	-	(55,888)
Post-retirement obligations	(5,039)	(2,459)	(23,472)	-	-	(2,528)	-	(33,498)
Materials	(2,062)	(1,332)	(11,341)	(252)	(29)	(196)	-	(15,212)
Outsourced services	(28,883)	(21,048)	(190,307)	(1,672)	(5,824)	(7,271)	1,899	(253,106)
Depreciation and amortization	(97,922)	(602)	(110,981)	(4,236)	(8,106)	(221)	(15,483)	(237,551)
Operational provisions	(4,794)	(499)	(86,197)	929	(10)	(6,824)	-	(97,395)
Royalties for use of water resources	(49,292)	-	-	-	-	-	-	(49,292)
Construction costs	-	(29,930)	(245,590)	-	-	-	-	(275,520)
Others	(15,604)	(8,753)	(57,484)	(493)	(4,364)	(10,969)	723	(96,944)
Total – Cost of operation	(262,304)	(106,691)	(989,314)	(10,188)	(27,151)	(47,562)	(12,861)	(1,456,071)

TOTAL COST	(445,358)	(106,744)	(2,302,330)	(110,632)	(27,151)	(61,351)	108,504	(2,945,062)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	621,056	226,368	382,204	18,204	5,118	(27,163)	(22,454)	1,203,333
Equity gain (loss) on subsidiaries	(802)	-	-	-	-	-	-	(802)
Financial revenue	24,659	36,584	91,802	3,859	2,550	44,606	22,072	226,132
Financial expenses	(102,261)	(147,657)	(186,566)	(4,695)	(3,010)	(44,405)	382	(488,212)
PRE-TAX PROFIT (LOSS)	542,652	115,295	287,440	17,368	4,658	(26,962)	-	940,451
Income tax and Social Contribution tax	(176,557)	(28,293)	(168,450)	(5,631)	(2,688)	(2,170)	-	(383,789)
Deferred income tax and Social Contribution tax	4,131	(865)	68,765	-	(999)	3,694	-	74,726
PROFIT (LOSS) FOR THE PERIOD	370,226	86,137	187,755	11,737	971	(25,438)	-	631,388

--------Cemig’s consolidated electricity market

The figures we report for Cemig’s market include the sale of electricity by: Cemig D, Cemig GT consolidated (Cemig GT plus Cachoeirão, Pipoca and the proportionate holdings in the Parajuru, Morgado and Volta do Rio wind farms); the subsidiaries and affiliates (Horizontes, Ipatinga, Sá Carvalho, Barreiro, Cemig PCH, Rosal and Capim Branco); and Light (in proportion to Cemig’s holding).

This includes: sales of electricity to both captive and free consumers, in the concession area of Minas GeraisState and outside the state; the sales of electricity to other agents of the electricity sector in the Free and Regulated Markets; the sales under the Proinfa program to encourage alternative electricity sources; and the sales on the CCEE (the wholesale market) – eliminating transactions between companies of the Cemig group.

Electricity consumption in Cemig’s concession area in 1Q12 was 3.5% higher than in 1Q11.This reflects a constant increase in Cemig’s total number of clients – which reached a total of 11,547,000 consumers in 1Q12, 3.1% more than in 1Q11.Of this total, Cemig D serves 7.384 million consumers, an increase of 3.6% in 12 months; Light serves 4.163 million, an increase of 2.3% in 12 months; Cemig GT has 300 clients, 12.1% more than at the end of 1Q11; and the subsidiary and affiliate companies have 22 clients.

This growth can be seen in detail in the separate consumer categories, as follows:

Residential:

Residential consumption represented 15.8% of the total electricity transacted by Cemig in 1Q12.The growth of 4.1% over 12 months is associated with: (i) connection of new consumers, and (ii) the increase in consumption of goods and services by families, due to the improving conditions of the Brazilian economy, with the vigor of the employment market being maintained, and growth in total real wages associated with expansion of the supply of credit.

Industrial:

Consumption by Free Consumer clients represented 33.1% of the total volume of electricity transacted by Cemig in 1Q12, which is 1.6% less than in 1Q11.The reduction basically reflects lower industrial activity in the state than in the previous period.

Commercial:

This total volume of electricity transacted with this user group accounted for 10.8% of Cemig’s total in 1Q12, and was 10.8% more than the volume transacted in 1Q11. This growth reflects the strong domestic consumer market, especially final consumption by families and individuals.

Rural:

Consumption by rural consumers was 5.7% greater in 1Q12 than 1Q11, with new first-time connections of 131,224 rural properties in the period.

Other consumer categories:

The total of other types of consumption in 2011 – by public authorities, public illumination, public services, and Cemig’s own consumption – was 9.1% higher than in 1Q11, and represented 5.7% of Cemig’s total transactions in electricity in the quarter.

	MWh (*)
	Dec. 31, 2012	Dec. 31, 2011
Residential	2,948,548	2,831,408
Industrial	6,156,095	6,257,236
Commercial, services and others	2,004,516	1,809,749
Rural	567,384	536,842
Public authorities	328,455	301,685
Public illumination	363,171	322,755
Public service	377,474	355,273
Subtotal	12,745,643	12,414,948
Own consumption	15,809	15,040
Supply not yet invoiced, net	-	-
	12,761,452	12,429,988
Wholesale supply to other concession holders (**)	3,455,316	3,410,217
Transactions in electricity on the CCEE	2,372,092	2,128,694
Sales under the Proinfa program	30,353	12,261
Total	18,619,213	17,981,160

(*) The MWh column includes a percentage of the total electricity sold by Light equivalent to the Company’s stockholding.

( ** ) Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

This chart shows the breakdown of the Cemig Group’s sales to final consumers:

-------- The electricity market of Cemig GT

The consolidated total of electricity sold by Cemig GT means the total of: sales to Free Clients both in the state of Minas Gerais and outside it; sales under the Proinfa program to encourage new energy sources; and wholesale sales in the Regulated and Free Markets, and on the CCEE (Electricity Trading Chamber).

This total expanded by 2.4% from 1Q11 to 1Q12, reflecting Cemig’s increasing efforts on sales of electricity in the period.

Gross revenue from retail supply of electricity in 1Q12 was R$ 1.16 billion, compared to R$ 989.0 million in 1Q11, an increase of 17.4%.

This result primarily reflects electricity sold to Free Consumers 1.9% higher by volume, and the effect of adjustments to supply contracts, most of which are indexed to the variation in the IGP-M inflation index.

Although the volume of electricity sold to other concession holders was 0.6% lower YoY, revenue from energy sold to other concession holders totaled R$ 387.7 million in 1Q12, compared to R$ 345.2 million in 1Q11 – a year-on-year increase of 12.3%.

This table shows supply of electricity by type of consumer:

	Consolidated
	MWh		R$
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Industrial	4,732,369	4,674,186	644,524	554,900
Commercial	52,289	20,414	11,943	6,102
Supply not yet invoiced, net	-	-	(6,471)	31,573
	4,784,658	4,694,600	649,996	592,575
Wholesale supply to other concession holders (*)	3,604,674	3,628,113	387,727	345,205
Transactions in electricity on the CCEE	1,522,429	1,369,444	114,234	47,759
Sales under the Proinfa program	30,353	12,261	9,070	3,473
Total	9,942,114	9,704,418	1,161,027	989,012

( * ) Includes Contracts for Sale of Electricity in the Regulated Market (CCEARs), and ‘bilateral contracts’ with other agents.

-------- The electricity market of Cemig D

The concession area of Cemig Distribuição S.A. (Cemig D) covers 567,478 km², approximately 97% of the territory of Minas Gerais State.Cemig D has four electricity distribution concessions in Minas Gerais, under four concession contracts – for the Western, Eastern, Northern and Southern areas of the State.These contracts have an expiry date of February 18, 2016, and a clause providing for their extension by the concession-granting power for a further 20 (twenty) years, upon application by the concession holder.

The total of electricity sold by Cemig D in 1Q12 was 1.9% lower than in 1Q11. The main factor in this comparison is consumption 14.9% lower year-on-year by the Industrial consumer category in the captive market, reflecting migration by captive consumers to the free market over the period. If adjusted for these clients that migrated to the free market in the period, Cemig D’s volume of sales to the Industrial category would have been 0.5% higher year-on-year.

The following are some comments on the figures for the main consumer categories:

Residential:

Residential consumption represents 36.6% of the total energy sold by Cemig D in 1Q12, and was 0.1% higher than in 1Q11. The relative stability of the figure is associated with the cooling of the rate of growth of Brazilian economic activity.

Industrial:

Electricity used by captive industrial clients was 17.1% of the volume sold by Cemig D in 1Q12, and totaled 14.9% less is than in 1Q11 – the main factor being the migration of captive clients to the status of free clients over the period: adjusted for this migration to the Free Market, the volume sold to industrial clients would have been 0.5% higher YoY.

Commercial and Services:

The volume of electricity sold to this consumer category accounted for 23.0% of the electricity sold by Cemig D in 1Q12, and was 3.7% higher than in 1Q11.

Rural:

Rural consumption is was 5.6% higher year-on-year, with the connection of 123,546 new rural properties added in the 12-month period.These consumers accounted for 10.9% of the total electricity consumption.

Other consumer categories:

The total of the other types of consumption in 1Q12 – by public authorities, public illumination, public services, and Cemig’s own consumption – was 4.9% higher than in 1Q11.

	MWh
	Dec. 31, 2012	Dec. 31, 2011
Residential	2,185,865	2,183,016
Industrial	1,044,284	1,227,042
Commercial, services and others	1,373,728	1,324,506
Rural	562,856	533,140
Public authorities	195,328	194,830
Public illumination	309,270	278,931
Public service	289,407	283,251
Subtotal	5,960,739	6,024,716
Own consumption	8,810	9,350
Supply not yet invoiced, net	-	-
	5,969,549	6,034,066
Transactions in electricity on the CCEE (*)	133,490	188,279
Total	6,103,039	6,222,345

(*) Figures given in MWh are for net purchase/sale.

--------Consolidated operational revenue

Revenue from supply of electricity

Total revenue from supply of electricity in 1Q12 was R$ 4,586,727, 16.2% more than in 1Q11 (R$ 3,969,051).

This table shows supply of electricity by type of consumer:

Final consumers

Revenue from electricity sold to final consumers in 1Q12, excluding the group’s own consumption, totaled R$ 4,025,276, compared to R$ 3,498,837 in 1Q11. The main factors in this result are:

▪             Volume of energy invoiced to final consumers (excluding Cemig’s own consumption) 2.6% higher.

▪             Tariff increase for Cemig D with average effect on consumer tariffs of 7.2%, starting from April ‘s 8, 2011;

▪             Tariff increase for Light, with average effect on consumer tariffs of 7.8%, from November 7, 2011.

▪             Price adjustments in contracts for sale of electricity to free consumers, most of which are indexed to the IGP–M inflation index.

	MWh (*)		R$
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Residential	2,948,548	2,831,408	1,565,196	1,300,117
Industrial	6,156,095	6,257,236	1,080,054	1,006,968
Commercial, services and others	2,004,516	1,809,749	868,761	741,501
Rural	567,384	536,842	163,535	151,794
Public authorities	328,455	301,685	143,548	124,048
Public illumination	363,171	322,755	95,650	78,146
Public service	377,474	355,273	108,532	96,273
Subtotal	12,745,643	12,414,948	4,025,276	3,498,847
Own consumption	15,809	15,040	-	-
Supply not yet invoiced, net	-	-	2.250	12.451
	12.761.452	12.429.988	4.027.526	3.511.298
Wholesale supply to other concession holders (**)	3.455.316	3.410.217	427.100	364.724
Transactions in electricity on the CCEE	2.372.092	2.128.694	123.031	66.914
Sales under the Proinfa program	30.353	12.261	9.070	3.473
Total	18.619.213	17.981.160	4.586.727	3.946.409

(*) The MWh column includes a percentage of the total electricity sold by Light equivalent to the Company’s stockholding.

( * ) Includes Contracts for Sale of Electricity in the Regulated Market (CCEARs), and ‘bilateral contracts’ with other agents.

Revenue from wholesale electricity sales

The volume of electricity sold to other concession holders in 1Q12 was 1.3% higher than in 1Q11, and average price in these sales was 15.6% higher, at R$ 123.61/MWh in 2012, compared to R$ 106.95/MWh in 2011.As a result, revenue from wholesale supply to other concession holders was 17.1% higher year-on-year, at R$ 427,100 in 1Q12, than in 1Q11 (R$ 364,724).Volume of electricity sold to other concession holders in 1Q12 totaled 3,455,316 MWh, compared to 3,410,217 in 1Q11.

Revenue from use of the electricity Distribution Systems (TUSD)

The revenue from the TUSD (Tariff for Use of the Distribution System), received by Cemig D and Light, was 2.1% higher in 1Q12, at R$ 496,529, compared to R$ 486,107 in 1Q11.This revenue comes from charges made to Free Consumers on energy sold by other agents of the electricity sector, and its increase arises from a higher volume of transport of energy for free consumers, a consequence of the recovery of industrial activity and of migration of captive clients to the free market.

Revenue from use of the transmission grid

For the older concessions, the Revenue for use of the transmission grid refers to the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of that part of the National transmission Grid that is owned by the Company, less the amounts received that are used for amortization of the financial asset.

For the new concessions, it includes the portion received from agents of the electricity sector relating to operation and maintenance of the transmission lines, and also the adjustment to present value of the transmission financial asset constituted, primarily, during the period of construction of the transmission facilities.The rates used for updating of the asset correspond to the remuneration on capital applied to the undertakings, and these vary in accordance with the model of undertaking and the investing company’s cost of capital.

Revenue from use of the transmission network in 1Q12 was R$ 382,110, 20.4% higher than in 1Q11 (R$ 317,368).This variation mainly reflects the increase in the Company’s transmission assets arising from the new acquisitions made in 2011 – principally of Abengoa, acquired through semi’s subsidiary Taesa.The transmission revenue aggregated by Taesa, in proportion to Cemig’s stake, was R$ 132,382 in 1Q12, compared to R$ 89,149 in 1Q11.

-------- Taxes and charges applied to revenue

Deductions from operational revenues in 1Q12 totaled R$ 1,915,811, which was 16.3% more than in 1Q11 (R$ 1,647,650).The main variations in these deductions from revenue, between the two years, are as follows:

The Fuel Consumption Account – CCC

The deduction for the CCC charge was R$ 196,684 in 1Q12, compared to R$ 157,302 in 1Q11, an increase of 25.0%.This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is prorated between electricity concession holders, on a basis set by an Aneel Resolution.

This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion relating to transmission services the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás.

CDE – Energy Development Account

The deduction from revenue for the CDE charge was R$ 151,606 in 1Q12, compared to R$ 122,855 in 1Q11, an increase of 23.4%.These payments are specified by a Resolution issued by the regulator, Aneel.This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. For the portion related to transmission services the Company merely acts as a channel for the CDE amount, charging it to Free Consumers on their invoices and paying it on to Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced.  Hence their variations are substantially proportional to the changes in revenue.

-------- Operational costs and expenses

(Excluding Financial revenues (expenses))

Operational costs and expenses (excluding Net financial revenue (expenses)) in 1Q12 totaled R$ 2,945,062, 15.7% more than in 1Q11 (R$ 2,546,147).This is mainly due to increases in the costs of Electricity bought for resale, and Outsourced services.There is more information in Explanatory Note 23 to the consolidated quarterly financial statements.

The following paragraphs outline the main variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 1Q12 was R$ 1,147,089, 6.6% more than in 1Q11 (R$ 1,075,760).The increase in cost arises from the increase in Cemig’s percentage equity interest in Light, and from the distribution activity.This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment. There is more information in Explanatory Note 23 to the consolidated quarterly financial statements.

Charges for use of the transmission grid

The expense on charges for use of the transmission grid in 1Q12 was R$ 241,458, 27.3% more than in 1Q11 (R$ 189,614).

This expense refers to the charges, set by an Aneel Resolution, payable by electricity distribution and generation agents for use of the facilities that are components of the national grid.This is a non-controllable cost: in the distribution activity, the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the next tariff adjustment.

Personnel

Personnel expenses in 1Q12 were R$ 341,665 in 1Q12, 21.17% more than in 1Q11 (R$ 281,967).The difference is primarily due to the salary increase of 8.2% given to employees in November 2011.

Employees’ and managers’ profit shares

The expense on employees’ and managers’ profit shares in 1Q12 was R$ 55,888, compared to R$ 23,022 in 1Q11. The amount provisioned in 1Q12 refers to the part of the profit shares arising from the collective work agreement of November 2011 that is to be paid in the 2012 business year.The total amount agreed was in fact paid in April, 2012.

Post-retirement obligations

Expenses on post-retirement obligations totaled R$ 33,498 in 1Q12, 8.5% more than in 1Q11 (R$ 30,888).This expense represents the updating of the obligation, calculated in accordance with an actuarial opinion prepared by external consultants.

Operational provisions

Operational provisions totaled R$ 97,395 in 1Q12, compared to R$ 41,068 in 1Q11, an increase of 137.2%.This change mainly arises from a provision of R$ 27,036 constituted in 1Q12, for civil actions concerning consumer relationships – reflecting re-evaluations of the chances of loss in numerous legal proceedings, based on the opinion of the Company’s legal advisers.There is more information in Explanatory Note 20 to the consolidated quarterly financial statements.

Gas purchased for resale

The cost of gas purchased for resale was R$ 100,444 in 1Q12, 61.1% more than in 1Q11 (R$ 62,366),reflecting the increase in the volume of gas purchased, to meet the requirements of higher sales of gas by Gasmig in 2012, due in turn to increased industrial activity.

-------- Financial revenues (expenses)

In 1Q12 the company reported net financial expenses of R$ 262,080, compared to net financial expenses of R$ 282.819 million in 1Q011.The main factors in this financial result are:

¡           Increase in revenue arising from foreign exchange variations:R$ 26,136 in 1Q12, compared to R$ 5,752 in 1Q11.This higher value reflects the large volume of financing indexed to the US dollar, and comparison of the increase in the exchange rate in 1Q12 with the increase in the exchange rate in 1Q11.

¡           Revenue from monetary updating of escrow payments into court in legal proceedings:R$ 9,562 in 1Q12, from updating of a tax credit upon final judgment in favor of Cemig in a legal action concerning the Donations and Death Duties tax (ImpostosobreTransmissãoCausa Mortis e Doação, or ITCD).

¡           A lower expense on Monetary variation on loans and financings in Brazilian currency:R$ 33,387 in 1Q12, compared to R$ 50,964 in 1Q11.This reduction arises, substantially, from the lower inflation rates posted by the IPCA and the IGP–M indices over the first quarter of 2012 – of 1.5% and 0.6%, respectively, compared to 2.3% and 2.4%, respectively, in 2Q11.

For a breakdown of financial revenues and expenses, please see Explanatory Note 24 to the consolidated quarterly financial statements.

-------- Income tax and Social Contribution tax

In 1Q12, Cemig posted expenses on income tax and the Social Contribution tax of R$ 309,063, equal to 32.86% of the pre-tax profit of R$ 940,451.In 1Q11, Cemig posted expenses on income tax and the Social Contribution tax of R$ 250,492, equal to 32.25% of the pre-tax profit of R$ 776,643.These effective rates are reconciled with the nominal rates in Note 8 to the consolidated quarterly financial statements.

-------- EBITDA

(Method of calculation not reviewed by external auditors)

Cemig’sEbitda in 1Q12 was 11.44% by higher than in 1Q11.

EBITDA - R$ ‘000	Dec. 31, 2012	Dec. A1, 2011	Change, %

Profit (loss) for the period	631,388	526,151	20.00
+ Provision for income tax and Social Contribution tax	309,063	250,492	23.38
+ Financial revenue (expenses)	262,080	282,819	(7.33)
+ Amortization and depreciation	237,551	232,797	2.04
= EBITDA	1,440,082	1,292,259	11.44

The higher Ebitda in 1Q12 than in 1Q11 primarily reflects Revenue 15.1% higher, partially offset by Operational costs and expenses (excluding Depreciation and amortization) 17.0% higher.The higher Operational costs and expenses in 1Q12 than in 1Q11 are reflected in Ebitda margin, which was 35.8% in 1Q11, and 34.7% in 1Q11.

-------- Light – Highlights of 1Q 2012

For more information please see this link:

http://www.mzweb.com.br/light/web/arquivos/Light_1T12_pt.pdf

¡               1Q12 EbitdaR$ 434 million; 1Q12 Net profit R$ 140 million.

¡               Total electricity consumption in 1Q12, at 6,180 GWh, was 1.8% lower than in 1Q11.The lower consumption, in the quarter, was influenced by whether with lower temperatures.

¡               Consolidated net revenue in the quarter, excluding construction revenue, was R$ 1.767 billion, up 4.7% from 1Q11.Revenue was higher year-on-year in all the segments of Light’s business.

¡               Consolidated Ebitda in 1Q12 was R$ 433.8 million, at the same level as in 1Q11.Ebitda margin in 1Q12 was 24.6% – compared to 25.8% in 1Q11.

¡               Net profit in the quarter was R$ 140.1 million, 15.8% lower than the 1Q11 net profit of R$ 166.3 million, mainly affected by the increase in financial expenses arising from the higher level of leverage contracted for the purposes of the Company’s growth.

¡               Non-technical losses in the quarter were 41.3% of the low-voltage invoiced market (on the Aneel criterion), 0.9 percentage points higher than at December 2011, mainly due to a change in the criterion for treatment of clients with long-term delinquency.

¡               At the end of the quarter Light’s net debt was R$ 3.439 billion, 1.7% more than at the end of December 2011.Net debt / Ebitdawas 2.8x.

-------- Taesa – Highlights of 1Q 2012

http://ri.taesa.com.br/taesa2011/web/arquivos/ER_%201T12_Portugues.pdf

¡               1Q12 Ebitda NOT adjusted for IFRS was R$ 267.8 million, 49.2% higher than in 1Q11.The non-adjusted Ebitda margin was 89.4%.

¡               1Q12 net profit adjusted for IFRS was R$ 95.8 million, 31.6% higher than in 1Q11.

¡               Taesa’s 1Q12 results include the 1Q12 results of the assets of Abengoa that had been acquired (100% of NTE, and 50% of Unisa – ATE, ATE II, ATE II and STE).The assets related to Abengoa were acquired on November 30, 2011 – hence they have no effect on the results for 1Q11.

¡               The market capitalization of Taesa has increased by 70.6%, to R$ 5.2 billion.

-------- Permitted Annual Revenue – RAP

The Permitted Annual Revenue (ReceitaAnualPermitida, or RAP) of the Cemig group in 2011 was 13.0% of that of the whole Brazilian transmission market, totaling R$ 1.7 billion, maintaining Cemig’s position as Brazil’s third largest transmission company, with a network of more than 10,000km of transmission lines.

This table gives the RAP of the Cemig group by company/project, as stated in Aneel Homologating Resolution 1171 of June 28, 2011, available at this link on Aneel’s website:

Aneel REH (Homologating Resolution (REH) 1171 of June 28, 2011, published July 1, 2011 (Current)

------- Attachments

Cemig D: tables

Cemig GT: tables

Cemig Consolidated: tables

9.             Material Announcement – Transfer of transmission company holdings from Cemig to Taesa, May 17, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG GERAÇÃO E TRANSMISSÃO S.A

TRANSMISSORA ALIANÇA DE ENERGIA ELÉTRICA S.A. – TAESA

MATERIAL ANNOUNCEMENT

Transfer of transmission company holdings

from Cemig to Taesa

Companhia Energética de Minas Gerais – Cemig (CMIG3; CMIG4; CIG; CIG.C) (“Cemig”), Cemig Geração e Transmissão S.A. (“Cemig GT”), and Transmissora Aliança de Energia Elétrica S.A. – Taesa (TRNA11) (“Taesa”), in accordance with Article 157, §4 of Law 6404 of December 15, 1976, as amended (“the Corporate Law”), and CVM Instruction 358, of January 3, 2002, as amended, hereby advise their stockholders and the market in general as follows:

On today’s date – May 17, 2012 – Cemig, Cemig GT and Taesa signed a Contract for Investment in Transmission Assets, in which it is agreed that ownership of the minority equity interests held by Cemig and Cemig GT in the share capital of the following holders of public electricity service concessions will be transferred to Taesa:

(i)                        Empresa Catarinense de Transmissão de Energia S.A. – ECTE;

(ii)                     Empresa Regional de Transmissão de Energia S.A. – ERTE;

(iii)                Empresa Norte de Transmissão de Energia S.A. – ENTE;

(iv)                 Empresa Paranaense de Transmissão de Energia S.A. – ETEP;

(v)                    Empresa Amazonense de Transmissão de Energia S.A. – EATE; and

(vi)                 Empresa Brasileira de Transmissão de Energia S.A. – EBTE.

We refer to this transaction as “the Stockholding Restructuring”.

As part of the Stockholding Restructuring, Taesa will make a disbursement in the amount of

•                R$ 1,732,000,000.00 (one billion seven hundred thirty two million Reais);

of which

•                R$ 1,667,895,000.00 (one billion six hundred sixty seven million eight hundred ninety five thousand Reais)

will be paid to Cemig, and

•                R$ 64,105,000.00 (sixty four million one hundred five thousand Reais)

will be paid to Cemig GT,

– all these amounts being updated by the variation in the CDI from December 31, 2011, less any dividends and/or Interest on Equity that is declared, whether paid or not.

Av. Barbacena 1200    Santo Agostinho   30190-131 Belo Horizonte, MG     Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The amount involved was agreed by the companies based on technical evaluations contracted from independent external valuers.

The Stockholding Restructuring was previously submitted to the Board of Directors of Taesa for their approval, and is further subject to approval by the General Meeting of Stockholders of that company. In accordance with the terms of Article 155 of the Corporate Law, Cemig GT, and the members of the Board of Directors nominated by it, did not take part in, and will not take part in, any decision on this matter.

The Stockholding Restructuring is in accordance with Cemig’s strategic planning, which aims to consolidate the Company’s holdings in electricity transmission companies in a single corporate vehicle, and also to optimize assessment of opportunities in future auctions of transmission lines and acquisition of assets in operation, in such a way as to add greater value for stockholders.

With the implementation of the Stockholding Restructuring, Taesa will control 9,378 km of transmission lines – an addition of 3,127 km – strengthening its capacity for generation of cash and profits for stockholders.

The Stockholding Restructuring will be submitted for approval to the Brazilian anti-trust bodies including CADE – the Economic Defense Administrative Council – in the period and form specified by the respective legislation; and its conclusion will be subject to obtaining of the relevant prior approvals, which include the consent of Aneel and of the financing banks, in particular the Brazilian Development Bank (BNDES).

Finally, the above-named companies inform the public that implementation of the Stockholding Restructuring will not give the stockholders of Taesa the right to withdraw.

The companies will keep their stockholders and the market opportunely and appropriately informed on the progress of the Stockholding Restructuring.

Belo Horizonte, May 17, 2012 Luiz Fernando Rolla Chief Finance and Investor Relations Officer Companhia Energética de Minas Gerais – Cemig Cemig GT S.A.	Rio de Janeiro, May 17, 2012 Domingos Sávio Castro Horta CFO and Investor Relations Director Transmissora Aliança de Energia Elétrica S.A. – Taesa

Av. Barbacena 1200    Santo Agostinho   30190-131 Belo Horizonte, MG     Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.      Material Announcement – CRC Account Settlement Agreement, May 17, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

COMPANHIA ABERTA

CNPJ 17.155.730/0001-64

NIRE 31300040127

MATERIAL ANNOUNCEMENT

CRC Account Settlement Agreement

Complementing the information in its Material Announcement of November 9, 2011 – and in accordance with CVM Instruction 358 of January 3, 2002, as amended – Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (“BM&FBovespa”) and the market in general as follows:

The Board of Directors of Cemig has authorized signature by the Company, with the State of Minas Gerais and with the Cemig CRC Account Receivables Investment Fund (Fundo de InvestimentoemDireitosCreditóriosConta CRC – “the FIDC”) of the Term of Undertaking andAgreement for Full Settlement of the CRC Account(“the CRC Contract Settlement Agreement”), which provides for the State of Minas Gerais to pay the amount of the debt arising from the CRC Account Contract, as amended by its five amendments.

The general conditions of the CRC Contract Settlement Agreement provide for a discount of 35% (35 per cent) to be applied to the updated amount of the debtor balance.

For the CRC Contract Settlement Agreement to be entered into, the FIDC will require authorization by a General Meeting of its Unit Holders. The Company will take part in this meeting, because it is a holder of subordinated units in that Fund. Once the total early settlement has been made, the senior units of the FIDC will be redeemed in full and the Stockholders’ equity of the Fund will be linked to the subordinated units, owned by the Company, which will be able to redeem them.

Since the State of Minas Gerais, the Company’s controlling stockholder, is an interested party in the transaction, the members of the Board of Directors appointed by it, in keeping with the high principles of corporate governance, left the meeting for the time during which the Board approved the matter.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this transaction.

Belo Horizonte, May 17, 2012

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho   30190-131 Belo Horizonte, MG     Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.      Summary of Principal Decisions of the 535th Meeting of the Board of Directors, May 17, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

Summary of principal decisions

At its 535th meeting, held on May17, 2012, the Board of Directors of Cemig (CompanhiaEnergética de Minas Gerais) decided the following matter:

1.          Election of the Chairman and Vice-chairman of the Board of Directors.

2.          Election of the Executive Board, due to expiry of term of office.

3.          CRCAccount – the “Results Compensation Account (CRC)”.

4.          Ponte Project.

Av.Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.